Form 3
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP
OF SECURITIES

Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h)
of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response . . . 0.5
(Print or Type Responses)

1.	Name and Address of Reporting Person*

Sachs John M.

(Last) (First) (Middle)

2399 Camino Del Rio South, Ste. 101

(Street)

San Diego, California 92108

(City) (State) (Zip)

2.	Date of Event Requiring Statement (Month/Day/Year)

12/17/2002

3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

DTS

4.	Issuer Name and Ticker or Trading Symbol

Essex Property Trust, Inc. (NYSE:ESS)

5.	Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer (give title below) ☐ Other (specify below)

6.	If Amendment, Date of Original (Month/Day/Year)

N/A

7.	Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)

Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock

2.	Amount of Securities Beneficially Owned (Instr. 4)

609,135 422,148 422,148 422,148 422,148 422,148

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

D I I I I I

4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Revocable trust FBO Reporting Person and spouse (1)

Irrevocable Trust FBO L.L.Reese (daughter) (2)

Irrevocable Trust FBO J.D.Sachs (son) (2)

Irrevocable Trust FBO J.S.Phelps (daughter) (2)

Irrevocable Trust FBO S.Carole (daughter) (2)

Irrevocable Trust FBO K.A.Sachs (daughter) (2)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)

2.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable	Expiration Date

3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)

	Title	Amount or Number of Shares

4.	Conversion or Exercise Price of Derivative Security

5.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)

6.	Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Explanation of Responses:

(1)	Includes 121,827 shares held by escrow.
(2)
Reporting Person is trustee of these trusts, with shared investment and voting control. Reporting Person is not the beneficiary of, and has no pecuniary interest in, these trusts. The settlor of each trust is also the beneficiary of that trust.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ JOHN M. SACHS	12/23/02
**Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.